SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ADVANCED CANNABIS SOLUTIONS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00750W101
(CUSIP Number)

Robert L. Frichtel 4445 Northpark Drive, Suite 102 Colorado Springs, Colorado 80907 (719) 590-1414
(Name, address and telephone number of person authorized to receive notices and communications)

6/30/2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Robert Lawrence Frichtel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF	7	SOLE VOTING POWER	1,000,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,000,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (Based on 13,638,933 shares of the Issuer’s common stock outstanding as of August 19, 2014)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement relates to the no par value common stock of Advanced Cannabis Solutions, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 4445 Northpark Drive, Suite 102, Colorado Springs, CO 80907.

Item 2.	Identity and Background.

(a)	This statement is being filed by Robert Lawrence Frichtel (the “Reporting Person”).

(b)	The business address of the Reporting Person is 4445 Northpark Drive, Suite 102, Colorado Springs, CO 80907.

(c)	The principal business of the Reporting Person is as Chief Executive Officer and Director of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States (Colorado).

Item 3.	Source or Amount of Funds or Other Consideration.

On June 30, 2013, the Issuer sold 1,000,000 shares of its common stock to the Reporting Person at a price of $0.001 per share.  The Reporting Person used personal funds to pay for the shares of the Issuer’s common stock.

Item 4.	Purpose of the Transaction.

The Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person beneficially owns 1,000,000 shares of the Issuer’s common stock, which represents 7.3% of the Issuer’s issued and outstanding common stock (based on 13,638,933 shares of the Issuer’s common stock outstanding as of August 19, 2014).

(b)	The Reporting Person exerts sole voting and dispositive control over the securities held by him.

The Reporting Person has not effected any transaction in the common stock of the Issuer during the past sixty days.

(c)
To the best of the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,000,000 shares of common stock of the Issuer reported in Item 5(a).

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2014	/s/ Robert Lawrence Frichtel
Robert Lawrence Frichtel